

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2018

David Schulte
President and Chief Executive Officer
CorEnergy Infrastructure Trust, Inc.
1100 Walnut, Ste. 3350
Kansas City, MO 64106

      Re: CorEnergy Infrastructure Trust, Inc.
             Registration Statement on Form S-3
             Filed November 1, 2018
             File No. 333-228101

Dear Mr. Schulte:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Real Estate and
             Commodities